INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

October 11, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K/A, Amendment No. 2, for Year Ending December 31, 2012

Filed August 9, 2013

File No. 000-53765

Dear Mr. Turk:

I am writing as counsel to Silver Falcon Mining, Inc. (the “Company”) in response to the comments received from the U.S. Securities and Exchange Commission by a letter dated August 28, 2013 to the Company’s Form 10-K for the year ending December 31, 2012.  Below are the Company’s responses to each of the comments:

Form 10-K for the Fiscal Year Ended December 31, 2012

Description of Mining Properties, page 8

1.

We note your response to comment 2 referencing prior responses and indicating you will remove the term ore from your filing. We re-issue comment two, please review your filing removing the term ore from your filing.

The Company will replace the term “ore” with “minerals” or “raw material” in the filing.

2.

We note your response to comment 4 referencing prior responses indicating you will remove the terms develop, development, and production from your filing. We re-issue comment four, please review your filing removing the term develop, development, and production from your filing. This would include your financial statements such as the Exploration and development expenses as found in your financial statements (page F-4), and elsewhere in your filing.

The Company will amend the Form 10-K to delete most uses of the words develop, development and production.  The Company will not be able to totally eliminate the words, because they are core English words for which no substitute is acceptable that would not make a sentence nonsensical or mislead investors.  The words will only be used in situations in which the reader would not be mislead into believing that the terms were being used in reference to the production or development of ore reserves, which the Company believes is all that is required by SEC Industry Guide 7.

3.

We note your response to comment 5 indicating you would add the tonnages shipped to your mill, tonnages processed, and the payable metals along with the price received. We re-issue comment five, please include the grade of your materials shipped to the mill, stockpile additions and/or withdrawals, the head grade of you mill, tonnage and grade of your concentrate shipped. In addition please include the smelting and/or refining contracts for your dore shipments and concentrates. Please attach your smelting/refining agreements as exhibits as per Item 601(b)(10) of Regulation S-K.

The Company tracks the grade of minerals input into its mill, and can report the average grade in a given accounting period.  The Company also tracks the weight of the dore bars and the grade of minerals in the dore bars that it ships for refining, and can report that data for a given accounting period as well.

The Company does not have any smelting or refining contracts.  All dore or concentrate shipments are smelted/refined on an open account basis.

Exhibits

4.

We note your revised disclosure and response to comment 6 in our letter dated July 17, 2013. In particular you disclose that you “do not face any legal action from any of the note holders at this time.” Where you are in default, please revise to clarify the status of any negotiations or other communications regarding extensions, waivers or similar actions. Also, we note that there are various promissory notes outstanding with various parties including New Vision Financial, Ltd., Iliad Research & Trading, LP and JMJ Financial. Please file a form of these promissory notes pursuant to Item 601(b)(4)(ii) of Regulation S-K or tell us why the notes should not be filed. Also, please file any material agreements relating to your outstanding debts pursuant to Item 601(b)(10) of Regulation S-K.

The Company will amend its disclosure to provide the current status of negotiations.  However, the Company notes that whenever it has a formal written agreement to waive a default or extend a loan that fact is noted, and the absence of any disclosure on this topic indicates that no formal agreement exists as of the date of the statement.  The form of notes issued to New Vision Financial, Ltd. was filed with the SEC, and is referenced as Exhibit 4.2 in the exhibit table to the Form 10-K.  The documents evidencing the Iliad Research and Trading, LP loan are filed as exhibits to a Form 8-K filed on April 10, 2012.  The documents evidencing the JMJ Financial loans are filed as exhibits to Form 8-K’s filed on June 8, 2012 and July 18, 2012. When the SEC comments are resolved, the Company will amend its exhibit table in its Form 10-K to incorporate by reference the documents evidencing the Iliad and JMJ loans.

Exhibit A, Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-9

Inventories, page F-9

5.

We note that your inventory consists of stockpiled ore, work in process and finished goods. To enhance investor understanding of your business, please disclose amounts of each component of your inventory for the periods covered by your financial statements.

The Company categorizes all of its inventory as work in process, and therefore is not required to disclose the amounts of each component when two of the components are effectively zero at any given time. As noted in Comment No. 1, the Company does not have any stockpiled ore.  As noted in response to Comment No. 3, the Company sells its finished product to the entity that refines its inventory at the time of refining, and therefore the Company never holds finished goods.

Form 8-K filed July 15, 2013

6.

We note your statement that terms of the financing with the professional mining group remain to be worked out, but “the Company expects them to be favorable due to the high gold/silver contents in its material.” Given that, to date, you have not reported the grade of your mineralized materials shipped to your mill, please explain the basis for your belief that your mineralized materials have a high gold and silver content. Refer to Item 10(b) of Regulation S-K. Alternatively, please amend your Form 8-K to remove this statement.

The Company agrees to amend the Form 8-K discussed in the comment to disclose the basis for its opinion that its materials have high gold and silver content or remove the statement.

Definitive Proxy Statement on Schedule 14A filed August 9, 2013

7.

We note that your proxy materials for the October 4, 2013 meeting do not included a shareholder vote to approve your executive compensation or the frequency of the executive compensation vote as required by Exchange Act Rule 14a-21. Please revise your Definitive Proxy Statement to include the required voting items or advise us why these items are not required.

The Company’s definitive proxy materials were amended to add nonbinding proposals to approve the Company’s executive compensation and the frequency of future votes on executive compensation, in accordance with Rule 14a-21.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated October 2, 2013, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer